Exhibit 12.1

Apple Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Three Months Ended	Years ended
	December 27, 2014	September 27, 2014	September 28, 2013	September 29, 2012	September 24, 2011	September 25, 2010
Earnings
Earnings before income taxes	$24,416	$53,483	$50,155	$55,763	$34,205	$18,540
Add: Fixed Charges	168	527	265	98	68	54

Total Earnings	$24,584	$54,010	$50,420	$55,861	$34,273	$18,594

Fixed Charges (a)
Interest Expense	$131	$384	$136	$0	$0	$0
Interest component of rental expense	37	143	129	98	68	54

Total Fixed Charges	$168	$527	$265	$98	$68	$54

Ratio of Earnings to Fixed Charges (b)	146	102	190	570	504	344

(a)	Fixed charges include the portion of rental expense that management believes is representative of the interest component.
(b)	The ratio of earnings to fixed charges is computed by dividing Total Earnings by Total Fixed Charges.